Exhibit 99.4
Mine Safety Information Pursuant to Section 1503(a) of the
Dodd-Frank Wall Street Reform and Consumer Protection Act
The following table shows, for each of the Company’s U.S. mines for which we are an operator and that is subject to the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and administered by the U.S. Labor Department’s Mine Safety and Health Administration (“MSHA”), the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”). Section references below are to sections of the Mine Act.

Year Ended December 31, 2010
Pending
						Total		legal action
	Total # of					Amount of		before the
	“Significant		Total # of		Total # of	Proposed		Federal
	and	Total # of	Citations	Total # of	Imminent	Penalties		Mine Safety
	Substantial”	Orders	and Orders	Flagrant	Danger	from	Total # of	and Health
	Violations	Issued	Issued	Violations	Orders	MSHA	Mine-	Review
Mine or	Under	Under	Under	Under	Under	under the	Related	Commission
Operation[1]:	§104[2]	§104(b)[3]	§104(d)[4]	§110(b)(2)[5]	§107(a)[6]	Mine Act[7]	Fatalities[8]	(yes/no)[9]
Marigold Mine	2	0	0	0	0	$3,174	0	No
Warf Mine	5	0	0	0	0	$7,132	0	No

[1]	MSHA assigns an identification number to each mine or operation and may or may not assign separate identification numbers to related facilities. The information provided in this table is presented by mine or operation rather than MSHA identification number because that is how the Company manages and operates its business, and the Company believes this presentation is more useful to investors.

[2]	Represents the total number of citations issued by MSHA under Section 104 of the Mine Act for violations of health or safety standards that could significantly and substantially contribute to a serious injury if left unabated.

[3]	Represents the total number of orders issued under Section 104(b) of the Mine Act, which represents a failure to abate a citation under Section 104(a) of the Mine Act within the period prescribed by MSHA. This results in an order of immediate withdrawal from the area of the mine affected by the condition until MSHA determines the violation has been abated.

[4]	Represents the total number of citations and orders issued by MSHA under Section 104(d) of the Mine Act for unwarrantable failure to comply with mandatory health or safety standards.

[5]	Represents the total number of flagrant violations identified by MSHA under Section 110(b)(2) of the Mine Act.

[6]	Represents the total number of imminent danger orders issued under Section 107(a) of the Mine Act.

[7]	Amounts represent the total United States dollar value of proposed assessments received from MSHA during the year ended December 31, 2010.

[8]	Represents the total number of mining-related fatalities at mines subject to the Mine Act pursuant to Section 1503(a)(1)(G) of the Financial Reform Act.

[9]	Represents the total number of legal actions initiated during 2010 before the Federal Mine Safety and Health Review Commission as required by Section 1503(a) of the Financial Reform Act.
     In addition, as required by the reporting requirements regarding mine safety included in Section 1503(a)(2) of the Financial Reform Act, for the year ended December 31, 2010, none of the Company’s mines of which the Company is an operator has received written notice from MSHA of:
     (a) a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety hazards under Section 104(e) of the Mine Act; or
     (b) the potential to have such a pattern.